HRT Execution Services LLC

Statement of Financial Condition
December 31, 2021

HRT Execution Services LLC

Statement of Financial Condition

December 31, 2021

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of HRT Execution Services LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of HRT Execution Services LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 18, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING


HRT Execution Services LLC

Statement of Financial Condition

December 31, 2021


Assets

Cash and cash equivalents	$	8,262,156
Restricted cash		200,000
Due from affiliates		1,825,487
Receivable from broker-dealers, exchanges, and clearing organizations		302,037
Other assets		24,596
Total assets	$	10,614,276

Liabilities and Member's Capital

Due to affiliates	$	191,000
Payable to broker-dealers, exchanges, and clearing organizations		133,383
Accounts payable and accrued liabilities		274,924
Income tax payable		113,000
Total liabilities		712,307
Member's capital		
Total member's capital		9,901,969
Total liabilities and member's capital	$	10,614,276

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

December 31, 2021

1. Nature of Operations

HRT Execution Services LLC ("HRTX" or the "Company") is organized under the Limited Liability Company Act of Illinois. HRTX is a wholly owned subsidiary of Sun Holdings LLC (the "Parent"), which is owned by Hudson River Trading LLC ("HRT") and NRDC LLC.

The primary business of the Company is to operate a trading platform that routes United States of America ("US") equities orders as agent for registered US broker-dealers. HRTX only routes such orders to HRT Financial LP ("HRTF"), its affiliate broker-dealer, for execution. HRTX is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. HRTX does not hold client funds or securities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash maintained at global banks. HRTX defines cash equivalents as short term highly liquid interest-bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2021, cash and cash equivalents primarily included cash in bank deposit accounts.

2. Summary of Significant Accounting Policies (continued)

Restricted cash

Restricted cash includes cash held as collateral, that is custodied at a global bank and is associated with a letter of credit (refer to Note 6).

Revenue and expense recognition

Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts to provide goods or services to customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other US GAAP guidance, including lease contracts and rights and obligations related to financial instruments.

The Company grants HRTF access and use of the HRTX technical platform. As compensation for allowing HRTF to access and use the HRTX technical platform, HRTF pays HRTX a monthly fee in an amount equal to the cost of the expenses incurred plus a markup in connection with providing the access and use of the HRTX technical platform. Platform access income is recorded on a monthly basis and is included in income.

The Company charges HRTF an execution fee for US equities executed on the HRTX technical platform, which is included in income.

Rental income from a sublease of HRTX's office space is recognized evenly over the life of the sublease using the straight-line method and recorded on a monthly basis

Payments for order flow represent payments to broker-dealers in the normal course of business, for directing their order flow in US equities to the Company's platform. Payments for order flow are recorded as securities transactions occur and are reflected as an expense within the income.

2. Summary of Significant Accounting Policies (continued)

Receivable from and Payable to broker-dealers, exchanges, and clearing organizations

Receivables and payables recorded within the Statement of Financial Condition are related to the operation of the Company's trading platform.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for US federal income taxes has been recorded in the Statement of Financial Condition. The Company is subject to certain local income taxes which have been recorded in income. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

Financial Accounting Standards Board ("FASB") guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2021.

The Parent is generally not subject to tax examinations by US Federal or state authorities for tax years before 2018.

3. Receivable from and Payable to Broker-Dealers, Exchanges and Clearing Organizations

At December 31, 2021, Receivable from broker-dealers, exchanges and clearing organizations represents transaction fees receivable from broker-dealers and receivables from exchanges.

As of December 31, 2021, Payable to broker-dealers, exchanges, and clearing organizations primarily represents payments for order flow.

4. Property, Furniture, and Leasehold Improvements

The leases for office space were transferred during 2021 and the related Property, furniture, and leasehold improvements were sold at the same time as the transfer.

5. Leases

As the Company had transferred their leases (office space in Illinois and New York) in 2021, there are no Operating lease right-of-use assets or Operating lease liabilities recorded on the Statement of Financial Condition.

During 2021, furniture was depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements were amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Only fixed operating costs are capitalized on the Statement of Financial Condition. All variable costs in the leases are expensed as incurred.

The Company entered into a sublease agreement for its transferred New York office where the Company is a sublandlord for that office space. Under the Topic 842 guidance, the sublease is classified as an operating lease. Rental income from the sublease is recognized evenly over the life of the sublease using a straight-line method and recorded on a monthly basis.

6. Commitments and Contingencies

The Company has a letter of credit in the amount of $200,000 with a landlord as the beneficiary.

The commitment is associated with a lease no longer with the Company as of December 31, 2021.

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to defend against potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position.

7. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

8. Risks

In connection with operating its trading platform and its trading activities, the Company enters into transactions in a variety of securities. These activities may have market risk and/or credit risk in excess of those amounts recorded in the Statement of Financial Condition.

Credit risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company is exposed to credit risk associated with counterparty nonperformance.

Concentration of credit risk

The Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk.

9. Transactions with Affiliates

The Company has a services, space-sharing, and expense agreement with HRT, an affiliate. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by the Company. Direct expenses incurred by the Company are not subject to this agreement. As of December 31, 2021, the amount payable to HRT was $191,000.

The Company has a platform access agreement with HRTF. This agreement grants HRTF access to and use of the HRTX technical platform. Revenue from this agreement is recorded in income. Additionally, HRTX charges HRTF an execution fee based on shares executed. As of December 31, 2021, the amount receivable to HRTX was $1,010,363.

During the year, the Company transferred its leases and sold the associated assets to HRT. The gain from the sale of fixed assets is recorded in income. As of December 31, 2021, the amount receivable from HRT was $815,124.

10. Net Capital Requirements

Pursuant to SEC Rule 15c3-1, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or two percent of the Company's aggregate debit items, as these terms are defined. At December 31, 2021, the Company had net capital and net capital requirements of $8,019,355 and $250,000, respectively. The net capital rules may effectively restrict the distribution of member's capital.

11. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through the date the Statement of Financial Condition was available to be issued. There have been no additional subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2021.